UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Ellington Financial Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

28852N109
(CUSIP Number)

Alaael-Deen Shilleh
Ellington Financial Inc.
53 Forest Avenue
Old Greenwich, Connecticut 06870
+1 203 698 1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 5, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D
CUSIP No. 28852N109		Page 2
1	NAMES OF REPORTING PERSONS
Michael W. Vranos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,981,511 Common Shares

	8	SHARED VOTING POWER
1,399,314 Common Shares

	9	SOLE DISPOSITIVE POWER
1,981,511 Common Shares

	10	SHARED DISPOSITIVE POWER
1,399,314 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,380,825 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D
CUSIP No. 28852N109		Page 3
1	NAMES OF REPORTING PERSONS
VC Investments L.L.C. (13-3813408)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Common Shares

	8	SHARED VOTING POWER
1,274,903 Common Shares

	9	SOLE DISPOSITIVE POWER
0 Common Shares

	10	SHARED DISPOSITIVE POWER
1,313,662 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,313,662 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No. 28852N109		Page 4
1	NAMES OF REPORTING PERSONS
EMG Holdings, L.P. (03-0612415)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Common Shares

	8	SHARED VOTING POWER
1,274,903 Common Shares

	9	SOLE DISPOSITIVE POWER
0 Common Shares

	10	SHARED DISPOSITIVE POWER
1,313,662 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,313,662 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No. 28852N109		Page 5
1	NAMES OF REPORTING PERSONS
Ellington Financial Management LLC (26-0715075)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Common Shares

	8	SHARED VOTING POWER
84,920 Common Shares

	9	SOLE DISPOSITIVE POWER
0 Common Shares

	10	SHARED DISPOSITIVE POWER
84,920 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,920 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No. 28852N109		Page 6
Amendment No. 12 to Schedule 13D

This Amendment No. 12 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (as amended on each of January 4, 2012, August 22, 2012, December 20, 2012, May 22, 2013, January 8, 2014, September 15, 2014, May 18, 2018, July 29, 2019, November 25, 2019, February 3, 2020, and October 19, 2021 collectively, the “Schedule 13D”) with respect to the shares of common stock, $0.001 par value per share (the “Common Shares”), of Ellington Financial Inc. (the “Issuer”). This Amendment No. 12 is being filed to update the number of Common Shares of the Issuer and the percentage of class beneficially owned by the Reporting Persons to give effect to (i) the issuance of 28,453 Common Shares to Ellington Financial Management LLC ("EFM") as payment for 10% of the incentive fee earned by EFM during the third quarter of 2021, (ii) the issuance of 19,094 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the fourth quarter of 2021, (iii) the conversion of OP LTIP Units into Common Shares by certain of the Issuer's independent directors, and (iv) the Issuer’s issuance of Common Shares, pursuant to the Issuer’s “at-the-market” offering program commenced on August 6, 2021 by entering into equity distribution agreements with sales agents (the “2021 Common ATM Program”), as amended on January 24, 2023 (the “2023 Common ATM Program” and, together with the 2021 Common ATM Program, the “Common ATM Program”). The information set forth below in Item 3 supplements the information disclosed under the corresponding items of the Schedule 13D, while the information set forth below in Item 5 amends and restates in its entirety the information disclosed in the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 12 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented to add the following to the end of this section:

On November 12, 2021 pursuant to the Management Agreement, the Issuer issued 28,453 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the third quarter of 2021. This transaction was previously reported on a Form 4 by Mr. Vranos.

On February 22, 2022 pursuant to the Management Agreement, the Issuer issued 19,094 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the fourth quarter of 2021. This transaction was previously reported on a Form 4 by Mr. Vranos.

During the year ended December 31, 2022, the Issuer issued 6,459,070 Common Shares under the Common ATM Program. Additionally, during the year ended December 31, 2022, the Issuer issued 4,066 Common Shares to convert LTIP OP Units.

During the nine-month period ended September 30, 2023, the Issuer issued 5,500,082 Common Shares under the Common ATM Program. Additionally, during the nine-month period ended September 30, 2023, the Issuer issued 6,199 Common Shares to convert LTIP OP Units.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 3,380,825 shares, which represents beneficial ownership of 4.8% of the total number of Common Shares outstanding as of December 5, 2023. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

SCHEDULE 13D
CUSIP No. 28852N109		Page 7
Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares (1)	Managing Member or General Partner
Mr. Vranos (2)	1,981,511	1,399,314	1,981,511	1,399,314	3,380,825	4.8%	N/A
VC (3)	0	1,274,903	0	1,313,662	1,313,662	1.9%	Mr. Vranos
EMGH (4)	0	1,274,903	0	1,313,662	1,313,662	1.9%	VC
EFM	0	84,920	0	84,920	84,920	0.1%	VC

SCHEDULE 13D

(1) Beneficial ownership is calculated based on 70,664,241 Common Shares outstanding as of December 5, 2023. For purposes of this table, a reporting person is deemed to be the beneficial owner of Common Shares if that reporting person has the right to acquire such Common Shares within 60 days of December 5, 2023 by the conversion of any OP LTIP Units or Common Units. OP LTIP Units and Common Units held by a reporting person are each deemed to have been converted into Common Shares for the purpose of computing the percentage of outstanding Common Shares beneficially owned by such reporting person, but shall not be deemed to have been converted for the purpose of computing the percentage of outstanding Common Shares beneficially owned by any other reporting person.

(2) Beneficial ownership includes 1,889,689 Common Shares held by the Estate Planning Entity, 91,822 Common Shares held in the family trust of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has sole voting and dispositive power, 1,189,983 Common Shares beneficially owned by EMGH (including 319,241 OP LTIP Units and 28,521 Common Units - see footnote 4 below), 84,920 Common Shares held directly by EFM, 85,652 Common Shares held in a family trust for the benefit of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has shared voting and dispositive power, and 38,759 Common Shares held by a family trust of which Mr. Penn is a settlor and for which Mr. Vranos serves as a trustee (the "Penn Family Trust"), over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, has certain consent rights with respect to transfers.

(3) Beneficial ownership includes 1,189,983 Common Shares beneficially owned by EMGH (including 319,241 OP LTIP Units and 28,521 Common Units - see footnote 4 below), 84,920 Common Shares held directly by EFM, and 38,759 Common Shares held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, has certain consent rights with respect to transfers.

(4) Beneficial ownership includes 842,221 Common Shares, 319,241 OP LTIP Units and 28,521 Common Units held directly by EMGH. Beneficial ownership also includes 84,920 Common Shares held directly by EFM. The OP LTIP Units are fully vested and are convertible into Common Units on a one-for-one basis, subject to certain conditions. The Common Units may be converted into Common Shares on a one-for-one basis after applicable conditions have been satisfied. Beneficial ownership also includes 38,759 Common Shares held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, has certain consent rights with respect to transfers.

(c) There have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares.

(d) Not applicable.

(e) As of July 27, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Common Shares.

SCHEDULE 13D
CUSIP No. 28852N109		Page 8
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 13th day of December, 2023.

MICHAEL W. VRANOS

/s/ Michael W. Vranos

VC INVESTMENTS L.L.C.

By	/s/ Michael W. Vranos
	Name:	Michael W. Vranos
	Title:	Managing Member

EMG HOLDINGS, L.P.

By	/s/ Laurence E. Penn
	Name:	Laurence E. Penn
	Title:	Authorized Officer

ELLINGTON FINANCIAL MANAGEMENT LLC

By	/s/ Laurence E. Penn
	Name:	Laurence E. Penn
	Title:	Executive Vice President